NAME OF REGISTRANT: Chevron Corporation
NAME OF PERSON RELYING ON EXEMPTION: As You Sow
ADDRESS OF PERSON RELYING ON EXEMPTION: 1611 Telegraph Ave., Suite 1450, Oakland, CA 94612

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Shareholder Proposal No. 7 on CHEVRON CORPORATION 2015 Proxy Statement: CARBON RISK DIVIDEND POLICY PROPOSAL CHEVRON CORPORATION, Symbol: CVX Filed by: As You Sow

RESOLUTION

RESOLVED:
Shareholders request the Board of Directors to adopt and issue a dividend policy increasing the amount authorized for capital distribution to shareholders in light of the growing potential for stranded assets and decreasing profitability associated with capital expenditures on high cost, unconventional projects.

Rationale for a Yes Vote:

Implementing the Proposal would represent a prudent use of investor capital in light of the changing fundamentals of carbon-constrained energy markets; Chevron’s continued investment in high cost, high carbon oil and gas projects; and weakening company fundamentals.

Summary

The days of easy oil are over. Costs to find, develop, and produce oil are increasing. At the same time, demand for oil is flattening and is projected by many to decrease due to a host of carbon-related factors including regulations to stave off global temperature rise, increasing fuel economy requirements, decreasing costs of renewables, and fuel substitution. A 21st century business strategy should reflect and incorporate these factors, emphasizing shareholder value over irrational growth of reserves.

This changing energy market creates deep investor concern over Chevron’s capital investments in high cost, high carbon fossil fuel projects. Increased capital distribution serves to maximize and protect shareholder value; represents a more prudent use of investor capital in the face of growing risks; and allows shareholders to re-allocate their investments in alignment with a carbon-constrained world.

Chevron Carbon Risk Dividend Proposal

Background

In 2014, investors asked Chevron to perform an analysis of the risk that some percentage of Chevron’s reserves would become stranded, i.e., uneconomic to produce over short, medium, and long-term price horizons associated with government and consumer responses to climate change. Shareholders asked Chevron to analyze a range of low demand scenarios such as global government adoption of rigorous climate change regulations and the effects of reduced demand; provide investors with outcomes and key assumptions used in its analyses; and assess capital allocation strategies for such low-demand scenarios, including diversifying capital investment or returning capital to shareholders. Shareholders recognized that these scenarios have the potential to dramatically affect shareholder value and therefore sought the requested information to assist in understanding how, and if, the company was effectively managing the identified risks.

Chevron’s Board has not made a good faith effort to adequately respond to shareholders. Instead, Chevron assured investors that demand will continue to increase and that governments are unlikely to take the action necessary to stave off global temperature rise, even in the face of devastating human, financial, and physical impacts. Chevron provided no quantification of the likely impact of carbon asset risk, no analysis of the extent to which regulations and changing market demand could affect the company’s value, nor whether or how the company plans to address such risks. Mere acknowledgement of the issue and assurances that business-as-usual will continue does not substitute for rigorous analysis or provide sufficient information to shareholders about whether the company is prepared to modify its strategy as necessary to reduce risk.

RATIONALE FOR RETURN OF CAPITAL

Capex Crisis

Substantial production-cost inflation over the past decade has made the oil and gas industry particularly vulnerable to price decreases. Kepler Cheuvreux declares a “capex crisis” as oil companies invest in higher cost, higher carbon unconventional crude to stem conventional crude decline rates, with little return.1 Since 2005, annual upstream investment for oil has increased 100 percent, while crude oil supply has increased only 3 percent.2 In the past two years, Goldman Sachs estimates no major new oil project has come online with production costs below 70 dollars per barrel, with most projects requiring $80-100 dollar oil costs to breakeven, raising the risk of stranded, unprofitable assets.3 An August 2014 Carbon Tracker Initiative report found that seven oil and gas majors have the potential to spend $548 bn between 2014 and 2025 on projects that require a market price of at least $95bn/barrel for sanction (34% of total potential capex on all projects).4

Chevron’s Vulnerability to Demand Deflation

Oil and gas companies with higher-cost reserves, including Chevron, are particularly exposed to scenarios in which demand for oil and gas resources decline and prices fall. Chevron and other oil and gas companies have spent at “record levels… to boost their oil and gas output. It has yet to pay off.”5 The Wall street Journal reports that Chevron’s spending increased 89% from 2009 to 2013, a “costly quest” that coincided with a 3% drop in production.6 Over the 10 year period from 2003 to 2013, Chevron’s capital expenditure increased 575% while its total oil barrel equivalent production decreased 1.5%.7,8

1 “Toil for oil spells danger for majors,” Energy Transition & Climate Change, Kepler Chevreux, p.3, (Sept. 2014), http://www.qualenergia.it/sites/default/files/articolo-doc/KC-ESG_Toil%20for%20Oil-1.pdf
2 “Id., p.34 (Table 7) (increase of 3% production) and p. 66 (100% increase in capital expenditures).
3 “380 projects to change the world; from resource constraint to infrastructure constraint,” Goldman Sachs, April 12, 2013.
4 http://www.carbontracker.org/wp-content/uploads/2014/09/CTI-Oil-Gas-Majors-Company-Factsheets-August-2014-FULL.pdf
5 See A National Energy Program, “White Paper on Achieving Energy Independence and National Transformation,” p.38, http://evworld.com/library/Revised_NEP_white_paper.pdf
6 http://www.wsj.com/articles/chevrons-expensive-oil-flows-as-prices-nose-dive-1422567220
7 Chevron Annual Report 2005, page 56, page 87,  http://www.chevron.com/documents/pdf/annualreport/Chevron2005AnnualReport_full.pdf
8 Chevron Annual Report 2013, page 33, page 67, http://www.chevron.com/documents/pdf/annualreport/Chevron2013AnnualReport.pdf

Chevron Carbon Risk Dividend Proposal

Shareholders are concerned that, as Chevron invests in increasingly high cost, high carbon projects to replace its oil and gas reserves, it is increasingly putting its profits in jeopardy. Profitability has been decreasing in recent years. From 2011 to 2013, while capital and exploratory expenditures increased 44%, Chevron’s net income dropped 20%.9,10 During that same time, Chevron’s debt more than doubled from $10.15 billion to $20.43 billion.11,12 Chevron’s spending surge has even drawn the attention of the Securities and Exchange Commission, which demanded disclosure from Chevron about whether its recent capital expenditure jump will increase and affect the company's liquidity.13

Future projections are similarly poor. J.P. Morgan forecasts Chevron’s 2015-2017 average revenue will fall 27% compared to 2014 and that Chevron’s 2015-2017 average debt will increase another $20 billion to a staggering $47.82 billion.14 Other leading analyst firms have stated similar concerns over Chevron’s future performance, including Bank of America, which has maintained an underperform rating and recently cut its target price.15 In the mid- to long-term, Chevron’s largest proportion of high-cost production, and that which is most likely to threaten shareholder value, are projects that have been discovered but not yet developed.16 Based on August 2014 data, in the 2014-2050 timeframe, projects requiring a price of over $95 per barrel for sanction could potentially represent 26% of Chevron’s future production and as much as 36% of its portfolio past 2025.17

9 Chevron Annual Report 2011, p. 4, http://www.chevron.com/documents/pdf/annualreport/Chevron2011AnnualReport_full.pdf
10 Chevron Annual Report 2013, p. 4,  http://www.chevron.com/documents/pdf/annualreport/Chevron2013AnnualReport.pdf
11 Chevron Annual Report 2011, p. 4, http://www.chevron.com/documents/pdf/annualreport/Chevron2011AnnualReport_full.pdf
12 Chevron Annual Report 2013, p. 4, http://www.chevron.com/documents/pdf/annualreport/Chevron2013AnnualReport.pdf
13 “Big Oil Companies Struggle to Justify Soaring Project Costs”, Wall Street Journal, Gilbert, Scheck,  http://www.wsj.com/articles/SB10001424052702303277704579348332283819314; see also, “Cheap Oil Sours Big-Budget Energy Projects,” Wall Street Journal, http://www.wsj.com/articles/chevrons-expensive-oil-flows-as-prices-nose-dive-1422567220.
14 “Chevron Corp: 2015 Levers Pulled, Focus Shift to Project Execution.” J.P. Morgan – North America Equity Research, Gresh, Phil., (Jan 30, 2015).
15 Bank Of America And Deutsche Bank Disagree On Chevron. (March 11, 2015) http://finance.yahoo.com/news/bank-america-deutsche-bank-disagree-164031591.html
16 See http://www.carbontracker.org/wp-content/uploads/2014/09/Oil-majors-Factsheet-Chevron.pdf, p.16. Although Chevron has recently delayed some of its most expensive projects due to the dramatic fall in oil prices, the company lacks a plan responsive to the larger structural changes in the energy market identified by shareholders.
17 http://www.carbontracker.org/wp-content/uploads/2014/09/Oil-majors-Factsheet-Chevron.pdf, p.15.

Chevron Carbon Risk Dividend Proposal

MARKET FUNDAMENTALS ARE CHANGING

Chevron’s rising capital expenditures coincide with changing energy market fundamentals that substantially increase risk to shareholder capital.

Falling Demand for Fossil Fuels – Worldwide, demand for fossil fuels is being impacted by carbon policies and technology trends related to climate change, including: increased fuel efficiency, use of lower-carbon fuels, electrification of ground transportation, and rapidly declining renewable energy costs, among others.18 In developed nations, demand for oil has fallen since 2005, primarily as a result of more efficient vehicles.19 A March 2013 Citi report points to a number of trends indicating that “oil demand is approaching a tipping point” and that it may occur sooner than predicted, potentially leveling off by 2020.20 Chief among such factors is increased fuel efficiency, which has an outsized impact because transportation accounts for 60 percent of global oil use. Other factors include emerging alternatives to gasoline including plug-in-electric vehicles, clean air regulation in China,21 and the falling price of renewables. The IEA22 and Deutsche Bank forecast global oil demand could peak in the next ten to fifteen years.

Growing Carbon Constraints - The International Energy Agency, in its 2012 World Energy Outlook, recognized that no more than one-third of proven reserves of fossil fuels can be consumed prior to 2050 if the world is to have a chance at limiting warming to 2 degree Celsius, the level beyond which severe consequences occur for economies, market participants, and the environment. Global governments have acknowledged this limit as a policy goal, and are amidst negotiations to achieve it. The principal means of halting, mitigating, or slowing climate change is to reduce carbon emissions caused in large part by the burning of fossil fuels. Thus, laws and regulations adopted to limit carbon emissions and stave off climate change impacts will have the effect of reducing fossil fuel use, affecting producer competition, lowering commodity fossil fuel prices, and raising the cost of doing business. These effects are likely to leave the vast majority of fossil fuel companies with stranded assets in the form of uneconomic reserves and underused infrastructure.

18 See http://www.businessinsider.com/afp-iea-cuts-2015-oil-demand-outlook-despite-plunging-prices-2014-12
19 “Yesterday’s fuel,” The Economist, http://www.economist.com/news/leaders/21582516-worlds-thirst-oil-could-be-nearing-peak-bad-news-producers-excellent;
20 “'Peak Oil' Is Back, but This Time It's a Peak in Demand,” Bloomberg. http://www.bloomberg.com/bw/articles/2013-05-01/peak-oil-is-back-but-this-time-its-a-peak-in-demand
21 https://www.whitehouse.gov/the-press-office/2014/11/11/fact-sheet-us-china-joint-announcement-climate-change-and-clean-energy-c
22 See “Oil’s Black Swans on the Horizon,” WSJ (http://www.wsj.com/articles/oils-black-swans-on-the-horizon-1424108038

Chevron Carbon Risk Dividend Proposal

Global Movement Toward Renewable Resources – Low carbon solutions have been adopted by consumers at a higher rate than most analysts predicted, and costs have declined faster than anticipated. Consumer and commercial renewable energy adoption has been unprecedented, putting the transition to a low carbon economy six years ahead of schedule.23 Demonstrating these trends, in 2013, the world added more capacity for renewable power than coal, natural gas, and oil combined.24 Bloomberg’s 2030 Market Analysis predicts that, "[b]y 2030, the world's power mix will have transformed from today's system with two-thirds fossil fuels to one with over half from zero-emission energy sources."25 Deutsche Bank predicts that solar power systems will be at grid parity in up to 80 percent of the global market within 2 years.26 As renewable energy prices become equal to or less than fossil fuels, an aggressive shift to these forms of energy is likely to occur due to benefits including low and predictable fuel and power costs, ease of scalability and distribution, reduced regulatory risk, and environmental and public health benefits.

Taken together, these fundamental changes in energy markets suggest demand for oil and gas will decrease over time, cause a structural price decline, and increase the risks of investing massive amounts of shareholder capital in developing new fossil fuel assets. Chevron’s failure to recognize these changes are of concern to investors, a point underscored by a quote from Chevron’s CEO in March of last year when he remarked that: “The $100 barrel is the new $20 barrel.”27 As noted above, shareowners have previously asked Chevron to evaluate a range of low-carbon, low-demand scenarios and describe to shareholders how the Company is positioned to thrive amidst these changes in energy markets. The company has not adequately responded. In this proposal, shareowners now ask the Company to directly evaluate how it is positioned to address these carbon-related changes in energy markets and to produce a capital allocation strategy that protects and returns at-risk capital to shareholders.

GLOBAL INVESTOR CONCERN; RETENTION OF MANAGEMENT CONTROL

This request is made in light of the growing potential for stranded assets and decreasing profitability associated with Chevron’s outsized expenditures on high cost, unconventional projects. The proposal maintains management’s authority and flexibility to develop a policy that meets the company’s needs while also responding to growing shareholder concerns about the company’s capital expenditure investments and the company’s failure to transparently address shareholder concerns.

Global Investor Concern: This proposal is not unique. A growing global movement is pressing companies to focus on capital discipline. In late 2013, a group of investors with assets of over $3 trillion sent letters to over 45 fossil fuel companies asking for greater disclosure about carbon asset risk. Many companies that were not sufficiently responsive received shareholder resolutions elevating the request for transparency to the Board level. Recently, the Global Investor Coalition, a group of investors representing over $23 trillion in assets worldwide has made carbon disclosure requests to dozens of companies in the oil and gas sector.28 Shareholder proposals addressing carbon-related stranded assets, among other climate change-related requests, were filed at both BP and Shell. At BP, 98% of shareholders supported the resolution, surpassing the 75% benchmark for making the resolution binding. Accordingly, beginning next year, BP must disclose: its efforts to cut carbon emissions, whether company projects will be viable in a low-carbon economy, the company's investment in low-carbon energy technology, executive incentives tied to the low-carbon transition, and BP’s lobbying on climate-related public policy.

23 “Clean Energy Revolution Is Ahead of Schedule,” Bloomberg. http://www.bloombergview.com/articles/2015-04-08/clean-energy-revolution-is-way-ahead-of-schedule
24 See Fossil Fuels Just Lost the Race Against Renewables, BloombergBusiness, http://www.bloomberg.com/news/articles/2015-04-14/fossil-fuels-just-lost-the-race-against-renewables
25 2030 Market Outlook, Bloomberg New Energy Finance,  http://bnef.folioshack.com/document/v71ve0nkrs8e0/who42hnkrs8fo
26 See “Deutsche Bank Predicts Solar Grid Parity in 80% of Global Marlet by 2017,” Clean Technica, http://cleantechnica.com/2015/01/14/deutsche-bank-predicts-solar-grid-parity-80-global-market-2017/
27 “Cheap Oil Sours Big-Budget Energy Projects,” Jan 29, 2015, Wall Street Journal, Daniel Gilbert, http://www.wsj.com/articles/chevrons-expensive-oil-flows-as-prices-nose-dive-1422567220.
28 “Investor Expectations: Oil and Gas Company Strategy: Supporting investor engagement on carbon asset risk,”     www.iigcc.org/files/publication-files/2014_Investor_Expectations_Oil_and_Gas_Company_Strategy.pdf

Chevron Carbon Risk Dividend Proposal

This month, a $2 trillion group of investors filed a letter with the Securities and Exchange Commission (SEC) asking it to require fossil fuel companies to provide more disclosures about climate-related risks to their businesses, including “excessive capital spending on high-cost, carbon intensive `projects” and noting “an absence of disclosure In SEC filings.”29 Other institutional investors have filed similar requests with the SEC.30 The Bank of England has publically addressed carbon asset risk and the potential for stranded fossil fuel assets in its One Bank Research Agenda, noting that climate change presents a category of transition risk “for central banks to consider, including the potential for carbon intensive assets becoming ‘stranded.’”31

Retention of Management Control: This proposal asks management to adopt and issue a dividend policy increasing the amount authorized for capital distribution to shareholders, yet leaves the actual policy development to management. An array of actions could be taken consistent with the proposal, but none are dictated. The proposal sets no specific amount for return of capital and does not require a mandatory formula or benchmark for issuing dividends, leaving wide discretion to the Board for management decisions as to how and when dividends will be issued.

CONCLUSION

Shareholder concerns over Chevron’s business choices have grown over the last year few years. As oil prices began to collapse in mid-2014 to less than 50% of their former value, Chevron suffered a 19% decline in its share price, highlighting the company’s vulnerability to low commodity prices and low demand.32 In order to sustain shareholder returns amongst rapidly changing energy sector market fundamentals, shareholders request the company shift to a strategy that ensures shareholder value rather than growth of reserves at any cost, including deferring or cancelling projects with high breakeven costs and long timelines and, where low-risk, profitable investment opportunities are unavailable, returning capital to shareholders.33

29 http://insideclimatenews.org/news/17042015/investors-demand-oil-and-gas-giants-disclose-climate-change-risks-sec-global-warming-carbon-strandet-assets-bubble
30 http://insideclimatenews.org/news/17042015/investors-demand-oil-and-gas-giants-disclose-climate-change-risks-sec-global-warming-carbon-strandet-assets-bubble
31 One Bank Research Agenda, Discussion Paper, Bank of England, 2015, p.30, http://www.bankofengland.co.uk/research/documents/onebank/discussion.pdf
32 Analysis from July 1st 2014 to April 27th 2015; Source: Google Finance. Chevron Corporation. (Accessed April, 27, 2015), https://www.google.com/finance?q=chevron&ei=C6k-VaiQEsmdiALKqYDQDA
33 See “Oil & Gas Majors Fact Sheet,” Carbon Tracker Initiative, p. 1, http://www.carbontracker.org/wp-content/uploads/2014/09/CTI-Oil-Gas-Majors-Company-Factsheets-August-2014-FULL.pdf